Arcadia Resources, Inc.
9229 Delegates Row, Suite 260
Indianapolis, Indiana 46240
March 9, 2010
VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-6010
Attn:	Robert Bartelmes, Senior Financial Analyst, Terry French, Accountant Branch Chief & John Harrington, Staff Attorney

RE:	Arcadia Resources, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009
Filed July 14, 2009
File No. 001-32935
Definitive Proxy Statement on Schedule 14A
Filed September 18, 2009
File No. 001-32935
Dear Gentlemen,
We are in receipt of your letter dated February 26, 2010 to Matthew Middendorf and are in the process of preparing our responses. Further to the telephone conversations of March 8, 2010 between Mr. Bartelmes, Mr. French and myself, Arcadia respectfully requests and understands that it has been granted an extension until March 26, 2010, to allow for an adequate opportunity to prepare a thorough response and review the matter with its professional advisors.
We will provide our responses on or before March 26, 2010.
We appreciate your understanding and cooperation in this matter. If you have any questions, please feel free to contact me at any time.

Regards,
/s/ David C. Wright
David C. Wright, Vice President -- Corporate Counsel

CC: BDO Seidman, LLP, Troy, Michigan